Exhibit 12.2

Marathon Oil Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS—Unaudited

(Dollars in Millions)

	Six Months Ended June 30		Year Ended December 31
	2003	2002	2002	2001	2000	1999	1998
Portion of rentals representing interest	$30	$30	$66	$54	$50	$47	$51
Capitalized interest, including discontinued operations	18	7	16	27	19	26	46
Other interest and fixed charges, including discontinued operations	155	144	316	349	375	365	318

Total fixed charges (A)	$203	$181	$398	$430	$444	$438	$415

Earnings-pretax income with applicable adjustments (B)	$1,335	$629	$1,442	$3,212	$1,807	$1,864	$1,084

Ratio of (B) to (A)	6.58	3.48	3.62	7.48	4.07	4.25	2.61